SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 4
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STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[  ] CHECK THIS BOX IF NO LONGER SUBJECT TO SECTION 16.  FORM 4 OR
     5 OBLIGATIONS MAY CONTINUE.

1.  NAME AND ADDRESS OF REPORTING PERSON
---------------------------------------
Scott, Michael J.
400 Three Springs Drive
Weirton, WV   26062


2.  ISSUER NAME AND TICKER OR TRADING SYMBOL
--------------------------------------------
Weirton Steel Corporation
WS

3.  IRS OR SOCIAL SECURITY NUMBER OF REPORTING PERSON
-----------------------------------------------------



4.  STATEMENT FOR MONTH/YEAR
----------------------------
10/00

5.  IF AMENDMENT, DATE OF ORIGINAL (MONTH/YEAR)
-----------------------------------------------

6.  RELATIONSHIP OF REPORTING PERSON TO ISSUER
    (CHECK ALL APPLICABLE)
-----------------------------------------------
[ ]   DIRECTOR           [ ]  10% OWNER
[x]  OFFICER (give title)[ ]  OTHER (Specify below)

Vice President-Sales and Marketing
----------------------------------
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TABLE I.  NON-DERIVATIVE SEURITIES ACQUIRED, DISPOSED OF, OR
          BENEFICIALLY OWNED

1.  TITLE OF SECURITY

2.  TRANSACTION DATE

3.  TRANSACTION CODE


4.  SECURITIES ACQUIRED (A) OR DISPOSED OF (D)
    AMOUNT          (A) OR (D)           PRICE
    --------         ---------         --------


5.  AMOUNT OF SECURITIES BENEFICIALLY OWNED AT END OF MONTH


6.  OWNERSHIP FORM: DIRECT(D) OR INDIRECT(I)

7.  NATURE OF INDIRECT BENEFICIAL OWNERSHIP


                -----------------------------------------------





TABLE II.  DERIVATIVE SECURITIES DISPOSED OF, OR
 BENEFICIALLY OWNED (e.g. puts, calls, warrants, options, convertible securities)

1.  TITLE OF DERIVATIVE SECURITY
     Common Stock Options

2.  CONVERSION OR EXERCISE PRICE OF DERIVATIVE SECURITY
     5.56

3.  TRANSACTION DATE (MONTH/DAY/YEAR)
     10/5/00


4.  TRANSACTION CODE
     A

5.  NUMBER OF DERIVATIVE SECURITIES ACQUIRED(A) OR DISPOSED OF(D)
               (A)                         (D)
         --------------                 -------------
            175,000

6.  DATE EXERCISABLE AND EXPIRATION DATE (MONTH/DAY/YEAR)
          DATE EXERCISABLE           EXPIRATION DATE
          ----------------           ---------------
Options require both stock price        5/24/10
performance and additional service by
the optionee after grant in order to vest and become exercisable. Options vest and become exercisable incrementally based on the date the closing price of the Common Stock for 20 consecutive trading days equals or exceeds the following: 10%@$6.12; 20%@$6.85; 20%@$7.74
20%@$8.75; and 30%@$10.33. Furthermore, 12 months of service following the date of grant is required for 40% of the options to vest and become exercisable and 24 months for the remaining 60% of the options to vest and become exercisable.


7.  TITLE AND AMOUNT OF UNDERLYING SECURITIES
           TITLE                    AMOUNT
          -------                  --------
   Weirton Steel Corp. Common Stock   175,000

8.  PRICE OF DERIVATIVE SECURITY


9.  NUMBER OF DERIVATIVE SECURITIES BENEFICIALLY OWNED AT END OF
    MONTH
     175,000 options

10.  OWNERSHIP FORM OF DERIVATIVE SECURITY: DIRECT(D) OR
     INDIRECT(I)
     Direct

11.  NATURE OF INDIRECT BENEFICIAL OWNERSHIP